880 Carillon Parkway St. Petersburg, Florida 33716 800.521.1195 | carillontower.com

March 29, 2022
VIA EDGAR
Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549
Re:	Carillon Series Trust (File Nos. 033-57986 and 811-07470) Responses to SEC Comments – Sarbanes-Oxley Review

Dear Mr. Ellington:
The following are the responses of Carillon Series Trust (the “Registrant”) to the comments received from you by telephone on February 28, 2022 and March 25, 2022, regarding the examinations of the public filings of the Registrant and its series (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting period ended October 31, 2021.  Your comments and the Registrants’ responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”).
1.
Foreign Tax Reclaims.  The Statements of Assets and Liabilities and Notes to Financial Statements in the Form N-CSR for the period ended October 31, 2021 reflect that a Fund received non-recurring income related to foreign tax reclaims (“Reclaims”). Please supplementally identify the Fund and describe whether any professional fees were incurred related to the Reclaims and the amount of interest income related to the Reclaims for the Fund.

During its fiscal year ended October 31, 2021, the Carillon Scout International Fund received non-recurring tax reclaim income related to court cases involving several countries across the European Union.  Additional information about the Reclaims is included in the “Foreign taxes” section in Note 2 of the Notes to Financial Statements.
The “IRS compliance fee and related expenses for withholding tax claims” reflected in the Statements of Assets and Liabilities includes the professional fees to be paid to the audit firm that the Funds have retained to assist with the filing of the Reclaims.  The total amount of professional fees to be paid to the audit firm is $60,000 for their assistance in drafting an Internal Revenue Service closing agreement.  The audit firm indicated there may be more charges in the future which are unknown at this time and, therefore, have not yet been recorded.
The “Foreign withholding tax claims and interest” reflected in the Statements of Operations includes the interest income received by the Carillon Scout International Fund that corresponds

Securities and Exchange Commission
March 29, 2022

directly to the repayment of the Reclaims.  The total amount of interest income received by the Carillon Scout International Fund was $201,515.
2.
Carillon Reams Core Plus Bond Fund and Carillon Reams Unconstrained Bond Fund.  The Form N-CEN for the period ended October 31, 2020 indicates that each Fund experienced a net asset value (“NAV”) error during the period.  However, the Staff did not locate an explanation related to such errors in the Notes to Financial Statements in the Form N-CSR for the period.  Please supplementally describe the nature of the NAV errors, amounts reimbursed to each Fund, if any, and any control enhancements that were made in response to this error.  Also explain supplementally why the errors were not discussed in the notes to the financial statements.

On April 7 and April 8, 2020, purchases of a newly-added credit default swap in the portfolios of the Carillon Reams Core Plus Bond Fund and Carillon Reams Unconstrained Bond Fund were incorrectly set up in the Funds’ accounting processing system, causing these new securities to be incorrectly priced.  The set-up error resulted in the newly purchased credit default swap being priced with a buy protection price instead of a sell protection price, and the market value of the security being overstated.  This, in turn, caused the NAV of each Fund to be overstated until the issue was discovered on April 23, 2020. Corrective action was taken that same day, and the price was adjusted as of the close of business on April 23, 2020. The impact to the Funds was more than the threshold of one cent per share; therefore, in accordance with the Funds’ NAV Error Correction Procedures, all shareholder activity was reprocessed for the affected period.  There were no losses sustained by either Fund. To mitigate the reoccurrence of this type of pricing error, any new security valuations now include a prior day price in addition to the current day valuation.  Also, a daily review of the prime brokerage market value is compared to the received price.  The Registrant notes that neither the Funds nor the shareholders sustained any losses, and the Registrant is not aware of any requirement to discuss NAV errors in a fund’s notes to financial statements, although, as noted above, the errors were disclosed in the N-CEN filing, as required by Item B.22 of Form N-CEN.

3.   Fund Website.  The “Fund Literature” section of the Funds’ website includes links to the Funds’ annual report for the fiscal year ended October 31, 2021 and semi-annual report for the six months ended April 30, 2021.  However, the description of the annual report refers to the fiscal year ended October 31 2020, and the description of the semi-annual report refers to the six months ended April 30, 2020.  Please ensure that the website descriptions are correct and update the website as soon as possible.

As discussed with the Staff, the Funds’ website recently has been updated.  The Registrant has deactivated the link referenced by the Staff and confirmed the accuracy of the annual and semi-annual report descriptions on the Funds’ website.

Securities and Exchange Commission
March 29, 2022

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If you have any questions regarding the matters discussed above, please feel free to call me at (727) 567-3526.
Sincerely, /s/ Susan L. Walzer Susan L. Walzer President and Principal Executive Officer

cc:	Eric Wilwant Ludmila Chwazik Carolyn K. Gill Carillon Tower Advisers, Inc.